

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

July 3, 2007

By Facsimile and U.S. Mail

Robert D. Kump
Vice President, Controller and Chief Accounting Officer
52 Farm View Drive
New Gloucester, ME 04260

      Re: **Energy East Corporation**
               Form 10-K for the year ended December 31, 2006
               Filed March 1, 2007
               File No. 1-14766

               Rochester Gas and Electric Corporation
               Form 10-K for the year ended December 31, 2006
               Filed March 1, 2007
               File No. 1-672

Dear Mr. Kump:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Energy East Corporation Form 10-K for the Year Ended December 31, 2006

General

1. In order to facilitate this review and reduce the number of comments we have not repeated comments for issues that may be applicable to Rochester Gas and Electric Corporation. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant. Prospectively, please consider providing page numbers on your Form 10-K.

Item 1A – Risk Factors

2. You state "the ability of our subsidiaries to make payments to us is also affected by the level of their indebtedness….and restrictions imposed by the Federal Power Act." Please tell us whether the thresholds of Rule 4-08(e)(3) of Regulation S-X have been met. If so, please note the disclosure requirements of paragraphs (3)(i) and (3)(ii) of that section and Schedule I of Rule 5-04 of Regulation S-X. If not, please quantify for us the amount of restricted net assets of consolidated and equity method investees. In any event, note the disclosure requirements of paragraphs (1) and (2) of the aforementioned section. Please explain how you intend to comply with this comment.

Management's Discussion of Financial Condition and Results of Operations

3. Please explain to us in detail how the company accounted for OPEB costs at NYSEG. Please specifically tell us the debits and credits implicit in your statement that "…$57 million of interest associated with NYSEG's internal OPEB reserve, which NYSEG has offset against other OPEB costs…" We assume the reserve is a credit balance. If so, tell us the required rate base treatment of the reserve. Finally, tell us the maximum amount of expense that would be recognized in the event the NYPSC staff's position is upheld.

4. Please explain to us if and how you use and account for financial transmission rights, or other similar financial instruments used to mitigate congestion charges.

Financing Activities Cash Flows

5. It appears you purchased treasury shares for purposes of fulfilling restricted stock grants. Please advise how you treat any difference between the carrying amount of treasury shares and the weighted average grant date fair value of the awards in the statements of income and cash flows. Also, please confirm for us if market value is *quoted* market value with respect to valuing your restricted stock grants.

Note 1. Significant Accounting Policies

6. Please explain to us how you have historically recovered pension and OPEB costs for *each* of your rate-regulated subsidiaries. If rates are designed to recover pension cost pursuant to SFAS 87 and SFAS 106, tell us how pension *income* is treated in rates. In this regard, explain to us in detail the nature of the prepaid pension benefit regulatory asset and why the adoption of SFAS no 158 presumably reduced such asset. Likewise, help us understand the nature of the regulatory liability for pension and other postretirement benefits and any interrelatedness of this item to the pension related regulatory assets. In this regard, please also explain to us how you concluded the probable of recovery threshold has been met pursuant to SFAS no. 71 with respect to any asset recorded due to adoption of Statement no. 158.

7. Please disclose the period over which purchase and sale transactions with the NYISO are netted.

Note 12 – Share Based Compensation

8. If applicable, please disclose any compensation cost capitalized. See paragraph A240.g(1)(b) of SFAS no. 123R.

Note 16. Quarterly Financial Information (Unaudited)

9. We noted that in the fourth quarter of 2005 South Glens Falls Energy, LLC decided to shut down operations of its 67 MW natural gas-fired peaking co-generation facility located in South Glens Falls, New York. We further note the after-tax impairment charge taken in the fourth quarter of 2005 totaling $5.2 million, and subsequent bankruptcy filing in January 2006. Please tell us the actual date the after-tax impairment charge was recorded. Please tell us whether such charge could have or should have been recorded at an earlier date. Finally, advise whether this asset had previously been tested for impairment. If so, please provide to us a summary of your impairment testing.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant